

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

      **Re: McDonald's Corporation**
          **Form 10-K for the Fiscal Year Ended December 31, 2019**
          **Filed February 26, 2020**
          **File No. 001-05231**

Dear Ms. Hoovel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services